UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Reduction in the Additional Paid-In Capital

Tokyo, May 22, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi) resolved at a meeting of the Board of Directors to put the reduction in the additional paid-in capital as stated below on the agenda of the ordinary general meeting of shareholders to be held on June 29, 2006.

1.	Purpose for the reduction in the additional paid-in capital

We intend to reduce the additional paid-in capital to ensure flexible financial policies hereafter, such as acquisition of the shares of MUFG , etc.

2.	Amount of reduction

2,194,500,000,000 yen.

(The aggregate amount of the shareholders’ equity will not be changed since the amount of the reduction will be transferred to other capital surplus.)

3.	Schedule

(1)	Date of resolution at a meeting of the Board of Directors

May 22, 2006 (Monday)

(2)	Date of resolution at the general meeting of shareholders

June 29, 2006 (Thursday) (Planned)

(3)	Date of termination of the period for creditors to assert any objections

July 31, 2006 (Monday) (Planned)

(4)	Effective date

August 1, 2006 (Tuesday) (Planned)

The reduction has no impact on our business results.

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651